May 2, 2016

RE: Get cash now from your Apple REIT Ten, Inc. investment.

Dear Investor,

Good news!  Now you can sell your Apple REIT Ten, Inc. investment and regain control of your money.  Right now, MacKenzie Realty Capital, Inc. will pay you $9.18 per Share – that's the highest price we've ever offered for this security or nearly 75% higher than our last offer!  Now you can do what you want with your money—move it to a more liquid investment, pay off your bills, or buy something you really need-and quit waiting for Apple REIT Ten, Inc. to decide if or when you get your money back. But this offer expires on June 14, 2016, so you must act soon.

Why take advantage of this opportunity today?
•
Guarantee your cash now. Apple REIT Ten, Inc. (Apple Ten) recently announced a merger agreement with Apple Hospitality REIT, Inc. (APLE) in which you will receive $1 and 0.522 shares of APLE for each Share of Apple Ten.  As of April 26, 2016, APLE closed at $18.92, which would equate to $10.87 per Apple Ten Share.  Over the past 52 weeks, APLE traded between $13.82 and $20.97 per share, at which prices the merger would have resulted in between $8.21 and $11.95 per Apple Ten Share.  Shareholders should note, however, that the merger is subject to the approval of shareholders in both programs and that there is no guarantee that the transaction will be approved.  Sell today and ensure you get your money out from this security.

•	No redemption program. Apple REIT Ten, Inc. recently announced that it is suspending its share redemption program effective after April 2016.
•	Regain control over your investments. It's your money, but you can't access it. Now you can move your money into a more liquid investment or simply cash out and pay your bills.

If you act today, you can get your cash now. We will mail your check within three business days after Apple REIT Ten, Inc. confirms the transfer.  MacKenzie has been in the business of buying private real estate investments for over 25 years and has successfully cashed-out tens of thousands of investors like you. Our advisory affiliate is a registered investment adviser with the SEC and has over $200 million dollars under management. There are no financing contingencies with this offer.

Please carefully read the Offer to Purchase and Assignment Form. If you choose to sell your Shares to us, please fill out the enclosed form and return it to us today so we can send you your money. If you have any questions, please call us at (925) 631-9100, fax us at (925) 631-9119, or email us at offers@mackenziecapital.com.

Sincerely,
Robert Dixon
President

P.S. Remember, this offer expires June 14, 2016 (unless extended). So don't delay. Fill out and mail in the Apple REIT Ten, Inc. Assignment Form today so we can transfer the Shares and rush you a check once the Offer expires.

The Purchasers are offering to purchase for cash up to 1,000,000 Shares at a price of $9.18 per Unit, upon the terms and subject to the conditions set forth in Purchasers' Offer to Purchase and in the related Assignment Form, which you should read, available at the SEC's EDGAR website, at www.mackenziecapital.com/tenders/Apple.pdf, or by calling or writing us for a free copy.

THE OFFERS AND WITHDRAWAL RIGHTS EXPIRE AT 11:59 P.M., PACIFIC TIME, ON June 14, 2016, unless and until Purchasers, in their sole discretion, shall have extended the period of time for which the Offer is open.  Tenders of Units made pursuant to the Offer is irrevocable, except that Unitholders who tender their Units in response to the Offer will have the right to withdraw their tendered Units at any time prior to the Expiration Date by sending us a written or facsimile transmission notice of withdrawal identifying the name of the person who tendered Units to be withdrawn, signed by the same persons and in the same manner as the Assignment Form tendering the Units to be withdrawn. The Offer contains terms and conditions and the information required by Rule 14d-6(d)(1) under the Exchange Act which are incorporated herein by reference. The Tender Offer Documents contain important information which should be read carefully before any decision is made with respect to the Offer.